SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

BMC Stock Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

05591B109

(CUSIP Number)

Christopher Shackelton/Adam Gray

105 Rowayton Avenue

Rowayton, CT 06853

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 6, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box.   ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05591B109	13D/A No. 2	Page 2 of 9

1.	Names of reporting persons. Coliseum Capital Management, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 5,723,483
	9.	Sole dispositive power 0
	10.	Shared dispositive power 5,723,483
11.	Aggregate amount beneficially owned by each reporting person 5,723,483
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 8.5%
14.	Type of reporting person (see instructions) IA

CUSIP No. 05591B109	13D/A No. 2	Page 3 of 9

1.	Names of reporting persons. Coliseum Capital, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 4,368,962
	9.	Sole dispositive power 0
	10.	Shared dispositive power 4,368,962
11.	Aggregate amount beneficially owned by each reporting person 4,368,962
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 6.5%
14.	Type of reporting person (see instructions) OO

CUSIP No. 05591B109	13D/A No. 2	Page 4 of 9

1.	Names of reporting persons. Coliseum Capital Partners, L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 4,368,962
	9.	Sole dispositive power 0
	10.	Shared dispositive power 4,368,962
11.	Aggregate amount beneficially owned by each reporting person 4,368,962
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 6.5%
14.	Type of reporting person (see instructions) PN

CUSIP No. 05591B109	13D/A No. 2	Page 5 of 9

1.	Names of reporting persons. Adam Gray
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 5,723,483
	9.	Sole dispositive power 0
	10.	Shared dispositive power 5,723,483
11.	Aggregate amount beneficially owned by each reporting person 5,723,483
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 8.5%
14.	Type of reporting person (see instructions) IN

CUSIP No. 05591B109	13D/A No. 2	Page 6 of 9

1.	Names of reporting persons. Christopher Shackelton
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 5,723,483
	9.	Sole dispositive power 0
	10.	Shared dispositive power 5,723,483
11.	Aggregate amount beneficially owned by each reporting person 5,723,483
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 8.5%
14.	Type of reporting person (see instructions) IN

CUSIP No. 05591B109	13D/A No. 2	Page 7 of 9

Explanatory Note: This Amendment No. 2 (this “Amendment”) to the Schedule 13D (the “Initial 13D”) relating to BMC Stock Holdings, Inc. (the “Issuer”), filed by the Reporting Persons with the Securities and Exchange Commission on November 14, 2019, as amended and supplemented by Amendment No. 1 to the Initial 13D filed on March 25, 2020, amends and supplements certain of the items set forth therein.

As used in this Amendment, the term “Reporting Persons” collectively refers to:

•	Coliseum Capital Management, LLC, a Delaware limited liability company (“CCM”);

•	Coliseum Capital, LLC, a Delaware limited liability company (“CC”);

•	Coliseum Capital Partners, L.P., a Delaware limited partnership (“CCP”);

•	Adam Gray (“Gray”); and

•	Christopher Shackelton (“Shackelton”).

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby supplemented as follows:

The source and amount of funds used in purchasing the Common Stock by the Reporting Persons and a separate account investment advisory client of CCM (the “Separate Account”) were as follows:

Purchaser	Source of Funds	Amount
CCP	Working Capital	$13,777,129.27
Separate Account	Working Capital	$2,314,137.27

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and supplemented as follows:

(a) – (b) The information relating to the beneficial ownership of Common Stock by each of the Reporting Persons set forth in Rows 7 through 13 of the cover pages hereto is incorporated by reference herein. The percentages set forth in Row 13 of all the cover pages filed herewith are calculated based upon 66,984,183 shares of Common Stock outstanding as of May 4, 2020, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 5, 2020.

(c)

The Reporting Persons effected the following transactions in the Common Stock on the dates indicated and such transactions are the only transactions in the Common Stock by the Reporting Persons in the sixty (60) days preceding the date of this Amendment, or since the most recent filing of Schedule 13D by the Reporting Persons, whichever is less.

Name	Purchase or Sale	Date	Number of Shares	Weighted Average Price Per Share	Range of Prices
CCP	Open Market Purchase	4/1/2020	76,843	$16.7754	$16.570 - $16.960
Separate Account	Open Market Purchase	4/1/2020	23,157	$16.7754	$16.570 - $16.960
CCP	Open Market Purchase	4/2/2020	19,233	$16.4461	$16.290 - $16.500
Separate Account	Open Market Purchase	4/2/2020	5,767	$16.4461	$16.290 - $16.500
CCP	Open Market Purchase	4/15/2020	44,721	$17.0703	$16.890 - $17.180
Separate Account	Open Market Purchase	4/15/2020	13,497	$17.0703	$16.890 - $17.180
CCP	Open Market Purchase	4/16/2020	79,734	$16.2456	$16.095 - $16.390
Separate Account	Open Market Purchase	4/16/2020	23,845	$16.2456	$16.095 - $16.390

CUSIP No. 05591B109	13D/A No. 2	Page 8 of 9

CCP	Open Market Purchase	4/20/2020	38,395	$17.2519	$16.980 - $17.440
Separate Account	Open Market Purchase	4/20/2020	11,605	$17.2519	$16.980 - $17.440
CCP	Open Market Purchase	4/21/2020	60,451	$16.8542	$16.700 - $16.960
Separate Account	Open Market Purchase	4/21/2020	18,254	$16.8542	$16.700 - $16.960
CCP	Open Market Purchase	4/22/2020	41,089	$16.8287	$16.740 - $16.900
Separate Account	Open Market Purchase	4/22/2020	3,911	$16.8287	$16.740 - $16.900
CCP	Open Market Purchase	4/28/2020	23,027	$20.0640	$19.665 - $20.370
Separate Account	Open Market Purchase	4/28/2020	6,973	$20.0640	$19.665 - $20.370
CCP	Open Market Purchase	4/29/2020	38,296	$22.1928	$21.790 - $22.710
Separate Account	Open Market Purchase	4/29/2020	11,704	$22.1928	$21.790 - $22.710
CCP	Open Market Purchase	4/30/2020	34,430	$21.3308	$21.235 - $21.500
Separate Account	Open Market Purchase	4/30/2020	10,570	$21.3308	$21.235 - $21.500
CCP	Open Market Purchase	5/1/2020	2,346	$20.0733	$19.965 - $20.150
Separate Account	Open Market Purchase	5/1/2020	710	$20.0733	$19.965 - $20.150
CCP	Open Market Purchase	5/5/2020	75,000	$21.7871	$21.450 - $21.950
CCP	Open Market Purchase	5/6/2020	190,000	$21.1203	$20.080 - $21.400

(d)	Except as set forth in Item 6 hereof, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock reported herein.

The information in Item 6 hereof is incorporated by reference herein.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented as follows:

CCM is an investment adviser whose clients, including CCP and the Separate Account, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock. CC is the general partner of CCP. Gray and Shackelton are the managers of CC and CCM.

CUSIP No. 05591B109	13D/A No. 2	Page 9 of 9

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: May 8, 2020

COLISEUM CAPITAL MANAGEMENT, LLC		CHRISTOPHER SHACKELTON

By:	/s/ Chivonne Cassar	By:	/s/ Chivonne Cassar
	Chivonne Cassar, Attorney-in-fact		Chivonne Cassar, Attorney-in-fact

COLISEUM CAPITAL, LLC		ADAM GRAY

By:	/s/ Chivonne Cassar	By:	/s/ Chivonne Cassar
	Chivonne Cassar, Attorney-in-fact		Chivonne Cassar, Attorney-in-fact

COLISEUM CAPITAL PARTNERS, L.P.

By:	Coliseum Capital, LLC, General Partner

By:	/s/ Chivonne Cassar
Chivonne Cassar, Attorney-in-fact